

Mail Stop 4561

September 21, 2017

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

>   **Re: Cloudera, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 15, 2017**
>   **File No. 333-220494**

Dear Mr. Reilly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: David A. Bell, Esq.
Niki Fang, Esq.
Fenwick & West LLP